UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12)

Sparton Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

847235108

(CUSIP Number)

Andrew E. Shapiro
Lawndale Capital Management, LLC
591 Redwood Highway, Suite 2345
Mill Valley, CA 94941
415-389-8258

Christopher J. Rupright, Esq.
Shartsis, Friese & Ginsburg LLP
One Maritime Plaza, 18th Floor
San Francisco, CA 94111
415-421-6500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 11, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). **Lawndale Capital Management, LLC**		
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)		**XXX** _____
3.	SEC Use Only _____		
4.	Source of Funds (See Instructions)		**AF**
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____		
6.	Citizenship or Place of Organization		**California**

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	**-0-**
	8.	Shared Voting Power	**959,186**
	9.	Sole Dispositive Power	**-0-**
	10.	Shared Dispositive Power	**959,186**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	**959,186**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	_____
13.	Percent of Class Represented by Amount in Row (11)	**9.8%**
14.	Type of Reporting Person (See Instructions)	

OO

IA

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).	
	Andrew E. Shapiro	

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	
	(a)	**XXX**
	(b)	_____

3.	SEC Use Only _____

4.	Source of Funds (See Instructions)	**AF**

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	**United States**

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	**1,274**
	8.	Shared Voting Power	**959,186**
	9.	Sole Dispositive Power	**1,274**
	10.	Shared Dispositive Power	**959,186**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	**960,460**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	_____

13.	Percent of Class Represented by Amount in Row (11)	**9.8%**

14.	Type of Reporting Person (See Instructions)

IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
	Diamond A. Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	
	(a)	
	(b)	**XXX**

3.	SEC Use Only

4.	Source of Funds (See Instructions)	**WC**

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	**California**

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	**-0-**
	8.	Shared Voting Power	**831,900**
	9.	Sole Dispositive Power	**-0-**
	10.	Shared Dispositive Power	**831,900**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	**831,900**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	_____

13.	Percent of Class Represented by Amount in Row (11)	**8.5%**

14.	Type of Reporting Person (See Instructions)

PN

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of **Sparton Corporation** (the "Issuer"). The principal executive office of the Issuer is located at **2400 E. Ganson St., Jackson, MI 49202**.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)   **Lawndale Capital Management, LLC, a California limited liability company ("LCM"),
Diamond A. Partners, L.P., a California limited partnership ("DAP"), and
Andrew E. Shapiro ("Shapiro")** (collectively, the "Filers").

LCM and Shapiro disclaim beneficial ownership of the Stock except to the extent of their respective pecuniary interests therein. DAP is filing jointly with the other filers, but not as a member of a group, and expressly disclaims membership in a group. In addition, the filing of this Schedule 13D on behalf of DAP should not be construed as an admission that it is, and it disclaims that it is, the beneficial owner of any of the Stock covered by this Statement.

(b)   The business address of the Filers is
591 Redwood Highway, Suite 2345, Mill Valley, CA 94941.

(c)   Present principal occupation or employment or the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:
LCM is an investment adviser to and the general partner of DAP, which is an investment limited partnership. Shapiro is the sole manager of LCM.

(d)   During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   **Shapiro is a citizen of the United States of America**.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
LCM[1]	**Funds under Management**	**$5,518,205.94**
Shapiro	**PF**	**$7,872.50**
DAP	**WC**	**$4,790,795.44**

[1] **Includes funds of DAP**

Item 4. Purpose of Transaction

The Filers ("Lawndale"), believe Sparton Corporation's ("Sparton" or the "Company") present market value does not reflect the value of the Company's niche businesses largely because inadequate corporate governance practices have effectively entrenched a Board and underperforming management team.

As disclosed in prior filings, Lawndale has expressed concerns over the composition, independence and functioning of Sparton's Board of Directors (the "Board") for several reasons, including, but not limited to the Board's inaction in applying sufficient oversight and accountability over a management team that has overseen substantial shareholder value destruction best illustrated by Sparton's stock depreciating 37% over the ten-year period ended December 31, 2007.

In addition, in prior communications with the Board, Lawndale expressed its concerns regarding the Board's acquiescence to or approval of what Lawndale believes to be the improper management of Sparton's Defined Benefit Pension Plan (the "Pension Plan" or "Plan") by Sparton's CEO and Plan Trustee, Mr. David Hockenbrocht, as well as the Plan's other fiduciaries.

On January 11, 2008, Lawndale sent Sparton Directors a letter (a copy of which is attached at Exhibit B hereto, and incorporated by reference to this filing) informing Sparton's Board that Lawndale has retained a nationally recognized law firm specializing in pension law issues, Groom Law Group, ("Groom") to conduct an analysis of publicly disclosed information regarding the Pension Plan which at June 30th 2007 had allocated 44% of its equity investments to Sparton stock. Since that time Sparton's stock has declined 31%. Lawndale's letter further informed the Board that, based on Groom's legal analysis and Sparton's publicly available information, Lawndale believes there is a considerable risk that Mr. David Hockenbrocht, the Plan's other fiduciaries, and/or the Board has violated federal ERISA and state fiduciary law, in their mismanagement and failed oversight of the Plan, including their decisions to concurrently sell personal Sparton stock and using Sparton's stock buyback plan to maximize personal proceeds on these sales, while at the same time increasing the percentage of the Plan's assets invested in Sparton stock.

Lawndale believes that, as a direct result of possible legal violations detailed in its January 11th letter, the Plan's prior surplus of almost twice the Plan's obligations in 2000, has been completely dissipated, into a likely sizable deficit to the detriment of Plan beneficiaries and shareholders.

Lawndale believes the Board has a fiduciary and moral duty to act expeditiously and prudently to safeguard the Plan and demands the Board take the following actions:

*   Immediately replace Mr Hockenbrocht with a reputable Independent Trustee to oversee the Plan's voting and investment decisions, while expeditiously exploring alternatives to rehabilitate the Plan and address its increasing deficit;

*   Conduct a full independent investigation of possible violations of ERISA and fiduciary duties of management and Board members and take immediate measures to remedy such abuses and prevent future violations;

* Form a Special Committee of Independent Directors to hire reputable advisors to analyze and recommend alternatives, including the sale of the Company, to maximize share value for all shareholders, including the Plan.

Lawndale acquired the Stock for investment purposes, and Lawndale may from time to time take such actions, as it deems necessary or appropriate to maximize its investment in the Company's shares. Such action(s) may include, but is not limited to, buying or selling the Company's Stock at its discretion, communicating with the Company's shareholders and/or others about actions which may be taken to improve the Company's financial situation or governance policies or practices, as well as such other actions as Lawndale, in its sole discretion, may find appropriate.

Lawndale incorporates by reference its activities and discussions disclosed in its prior Schedules 13D to the extent not inconsistent with the discussion herein.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

The Filers effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since **November 11, 2008**:

NONE

Item 7. Material to Be Filed as Exhibits

Exhibit A - Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Exhibit B - Letter from Lawndale to Sparton Board of Directors dated January 11, 2008.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: **January 15, 2008**

LAWNDALE CAPITAL MANAGEMENT, LLC

Andrew E. Shapiro

By: Andrew E. Shapiro, Manager

DIAMOND A. PARTNERS, L.P.

By: Lawndale Capital Management, LLC,
       General Partner

       By: Andrew E. Shapiro, Manager

EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Sparton Corporation. For that purpose, the undersigned hereby constitute and appoint Lawndale Capital Management, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: **March 6, 2003**

LAWNDALE CAPITAL MANAGEMENT, LLC   ANDREW E. SHAPIRO

     Andrew E. Shapiro, Manager   Andrew E. Shapiro

DIAMOND A. PARTNERS, L.P.
By: Lawndale Capital Management, LLC,
       General Partner

     Andrew E. Shapiro, Manager



LAWNDALE
CAPITAL MANAGEMENT, LLC

Exhibit B

LETTER FROM LAWNDALE CAPITAL MANAGEMENT, LLC
TO THE BOARD OF DIRECTORS OF SPARTON CORPORATION

Andrew Shapiro
President

January 11, 2008

Sparton Board of Directors
c/o the Office of the Corporate Secretary
2400 East Ganson St.
Jackson, Michigan 49202

Dear Sparton Board Members,

Lawndale Capital Management, LLC and its affiliates ("Lawndale") have increased their ownership of Sparton Corp. ("Sparton" or the "Company") to 960,460 shares, constituting 9.8% of the Company, and remains Sparton's largest independent shareholder. Lawndale has been a shareowner of Sparton since April 1999 and believes the current stock price fails to reflect the value of Sparton's defense and niche EMS businesses, largely because of inadequate corporate governance practices that have effectively entrenched Sparton's underperforming management team.

A major problem with Sparton's corporate governance practices is its manipulation of Sparton's Defined Benefit Pension Plan (the "Pension Plan" or "Plan") assets. This manipulation has occurred as a result of the decisions by Sparton's CEO and Plan Trustee, Mr. David Hockenbrocht, as well as the Plan's other fiduciaries and this Board to over-allocate the Pension Plan's assets to Sparton stock rather than engage in the proper diversification program expected for a company's pension plan and then to vote these shares in their own interests rather than the interests of the Plan's beneficiaries or the Company's other stockholders. The actions by Mr. Hockenbrocht and the others have had devastating consequences for the Plan's beneficiaries and Sparton's stockholders. Specifically, beneficiaries have seen the value of their Plan swing from a sizeable surplus in 2000 to a potentially significant deficit today, while stockholders have seen the Company's governance and performance also deteriorate significantly, as Mr. Hockenbrocht and others use their voting control of the Plan's stock to entrench themselves and the Company's current board. The damages caused by "stuffing" employees' pension plans were made clear to the world with the failures of such companies as Enron and WorldCom, where bad governance and pension plans filled with company stock led to a disaster for both shareholders and employees. The decisions by Mr. Hockenbrocht, the Board and the Plan's fiduciaries to engage in this type of behavior in light of this history are inexcusable. We remain

deeply disappointed that, despite the fact that we raised these exact issues in communications to the Board on May 4, 2007 and again on October 9, 2007, the Board has taken no visible action.

We frankly do not understand how a Board that is cognizant of its fiduciary duties could allow, in late 2006, ahead of a precipitous decline in Sparton's stock price, Sparton's senior management and certain Board members to use the Company's share buyback plan to buy their own personal stock, while never selling to the buyback plan or in the open market any of the Sparton stock so clearly over-allocated to the Plan. The decision to facilitate higher priced sales of their own personal holdings and ignore the interests of the Plan violated the most basic duties of Sparton's Board of Directors (the "Board").

In an effort to fully understand the actual and potential violations by Sparton's Board and the Plan's fiduciaries under applicable ERISA statutes as a result of these actions, Lawndale retained a nationally recognized law firm specializing in pension law issues, Groom Law Group, ("Groom"). Groom has conducted an analysis of publicly disclosed information regarding the Pension Plan. As detailed below, based on Groom's legal analysis and Sparton's publicly available information, we believe that there is a considerable risk that Mr. David Hockenbrocht, as well as the Plan's other fiduciaries, have likely violated ERISA Sections 404 and 407 in their mismanagement of the Plan in at least three separate respects. In addition to the potential liability for Mr. Hockenbrocht and the Plan's fiduciaries--liability for which we believe is both personal and may not be indemnified under the applicable law--we believe the Board itself may be subject to personal liability, particularly as it is complicit in these actions. The wrongful behavior includes the following:

1. ERISA 404 Violation – Improper Voting of Sparton Stock Against Beneficiaries Best Interests
Lawndale believes Sparton has consistently used the Sparton stock held in the Plan to support the interests of Sparton's Board and management, and in a manner that is contrary to the interests of the Plan's participants. For example, On September 24 2004, Sparton convened a Special Meeting to strip away cumulative voting rights. When Sparton's shareholders did not support the proposal, management improperly adjourned the meeting, canvassed additional shareholders and reconvened the Special Meeting on October 15, 2004 to barely pass this disenfranchising measure by a mere 40,012 shares of 7.9 million shares voted. Given this small margin, there can be little question that, absent Mr. Hockenbrocht's vote of Sparton stock held by the Plan in favor of this proposal to strip away these valuable shareholder rights, this proposal would have failed.

As you know, Lawndale, Sparton's largest independent shareholder, vociferously opposed this proposal, which clearly disenfranchised shareholders. Lawndale was far from alone in its opposition to this move. In fact, the country's two most highly respected proxy advisory firms, Institutional Shareholder Services and Glass Lewis, both recommended that shareholders vote against the repeal of cumulative voting rights. ISS observed, "cumulative voting is an important tool in the protection of shareholders' rights...". Glass Lewis stated, cumulative voting "allows the creation of boards that are more responsive to all shareholders, rather than simply to some shareholders."

Yet, against the advice of these leading proxy advisory services, and contrary to the best interests of the Plan's beneficiaries, Mr. Hockenbrocht (apparently with the acquiescence of this Board), voted the Sparton shares held by the Plan in favor of removing these valuable rights. Lawndale believes this self-serving entrenching action, disenfranchising minority shareholders, including Plan beneficiaries, directly violated ERISA Section 404, which requires fiduciaries to act solely in the interest of plan beneficiaries.

Sparton's Board has used the elimination of cumulative voting, when combined with the ongoing support of the Plan shares, to entrench the existing Board and prevent any independent shareholder from obtaining the necessary votes to improve the Board. The result of this entrenchment has been clear and is demonstrated by the Company's ongoing, unimpeded poor performance. Simply put, senior management remains effectively unaccountable for a deteriorating balance sheet, a decade of value destruction and net losses approaching $8mm in 2007. Since removal of these valuable shareholder rights, Sparton's stock has declined 32%. Had cumulative voting rights been in effect at the most recent 2007 annual meeting, the 30% of Sparton shares that voted "withhold" could have elected new engaged and independent directors committed to protecting the interests of all shareholders and employees.

2. ERISA 404 Violation – Maintaining An Undiversified Portfolio
Since 1992, Mr. Hockenbrocht and other Plan fiduciaries have allowed the Plan to become increasingly undiversified with a single investment increasing from around 10% to 29% of total Plan assets. Groom's analysis states, "the decision to maintain such an undiversified portfolio, suggests that the fiduciaries lack an understanding of elementary concepts of investment prudence and the law which makes those concepts legal requirements". Regardless of the fact that the Plan was allocated to Sparton stock, ERISA mandates diversification to avoid reliance on any single invesment. It is clear that, in funding payments to departing beneficiaries, Mr. Hockenbrocht and other Plan fiduciaries consciously sold other Plan assets rather than engage in the proportionate sale of Sparton stock leading to the Plan imprudently having an even more undiversified portfolio. To pick the simplest example, had the Plan Trustees simply chosen to invest the Pension Plan assets in the broadly diversified S&P 500 index instead of Sparton stock, these assets would have appreciated 76% over the past decade. Instead, by the decision to over-invest in Sparton stock, these assets have fallen by 37%.

3. ERISA 407 Violation – Over-Allocation to Sparton Stock While Insiders Sold Their Own Shares
Sparton stock has and continues to represent an imprudently large and rising portion of the Plan's equity securities allocation: 44% at June 30, 2007. We believe there can be no other reason for the decision, by the Plan's fiduciaries and the Board, to encourage the over-allocation specifically in Sparton's stock other than to allow the Board the opportunity to exercise voting influence over a significant, entrenching ownership block of the Company without taking any of the attendant financial risks.

According to Groom's analysis, ERISA 407 was specifically envisaged to guard against the over-allocation of pension plans to their own company's stock in the event that the company's fortunes deteriorated - creating double jeopardy for plan beneficiaries. Unfortunately that is exactly what has happened here; Sparton's operating performance and stock price have deteriorated significantly, causing a dramatic elimination of Plan surplus and creation of everincreasing deficit (Exhibit 1). The results are clear: Mr. Hockenbrocht has retained substantial voting power in management's hands, while employee Plan beneficiaries and shareholders bore the financial risk of over-allocation to Sparton stock. How much longer does this have to go on before the Plan's fiduciaries and the Board act in accordance with their obligations and diversify the Plan's assets? Does this Board not remember the suffering occurring to, among others, former employees of Enron and WorldCom as a result of the decision by their boards and plan fiduciaries to over-invest in their respective stock? Do the Sparton Board and Plan fiduciaries not understand their legal liability for these decisions?

As I am sure you know, while Mr. Hockenbrocht and other Plan fiduciaries increased Sparton stock from 28% to 44% of the Plan's entire equity allocation during the last fiscal year ended June 2007, Mr. Hockenbrocht, other senior managers, and certain Board members personally sold over 150,000 shares Sparton of stock (Exhibit 2). Given that the Pension Plan was already in violation of Sections 404 and 407, we find it outrageous that the very same fiduciaries that oversee the Pension Plan on behalf of employee beneficiaries would not also feel obligated, consistent with their own personal stock sales, to reduce the Pension Plan's allocation to Sparton stock.

Company Assets Improperly Used to Purchase Sparton Insider Stock Before Precipitous Stock Decline

As if it weren't enough that Mr. Hockenbrocht and possibly other Plan fiduciaries improperly maintain an over-allocation of Sparton stock in the Plan while selling their personal stock, they compounded the conflict by using Sparton's cash and buyback plan to facilitate their personal sales. Sparton's public filings reveal that:

> "*Included in the fiscal 2007 activity is the repurchase of 199,356 shares concurrent with the coordinated exercise in the second quarter of common stock options held by the Company's officers, employees, and directors*". Sparton 2007 10-K p13

At Sparton's recent Annual Meeting, Mr. Hockenbrocht admitted to the assembled audience that the Board approved the company buyback of insiders' shares to "support the stock" and avoid the likely large price decline that would result from the sizable insider share sales in the open market. We believe the use of the Company buyback plan to absorb such a significant amount of shares coming into the market for such an illiquid stock improperly supported the share price for the benefit of maximizing sale proceeds for insiders ahead of a precipitous drop. Especially, within the context of the existing ERISA violations and the duties owed the Pension Plan, Lawndale believes the coordinated buyback of insiders shares was improper and a breach of fiduciary duty. It is incredible what a tangled web of conflict, self interest and fiduciary breach Sparton insiders have fallen into.

The Sparton Board Must Take Remedial Actions Immediately

The actions described above constitute a clear violation of the Board's fiduciary duties, as well as potential violations of law by both the Board and the Plan's fiduciaries. As a direct result of these ERISA violations, the Plan's funded status has gone from a comfortable surplus, almost twice the Plan's obligations in 2000, to a deficit at the March 31st 2007 Plan measurement date. In light of the sizable decline in Sparton stock since this measurement date, the Plan deficit is likely now much larger. The Board has a fiduciary and moral duty to act expeditiously and prudently to safeguard the Plan. Lawndale again demands Sparton's Board take the following actions:

* Immediately replace Mr Hockenbrocht and other non-independent fiduciaries with an Independent Trustee to oversee the Plan's voting and investment decisions, while expeditiously exploring alternatives to rehabilitate the Plan and address its increasing deficit;
* Conduct a full independent investigation of violations of ERISA and fiduciary duties of management and Board members and take immediate measures to remedy such abuses and prevent future violations;
* Form a Special Committee of Independent Directors to hire reputable advisors to analyze and recommend alternatives, including the sale of the Company, to maximize share value for all shareholders, including the Plan.

This Board has paid lip service to "good corporate governance" for too long, while ignoring the obvious problems including the gross manipulation of the Plan by Mr. Hochenbrocht and others. As clearly reflected in an extraordinary 30% withhold vote at the 2007 Annual Meeting, shareholders are dismayed at a decade of value destruction without the Board doing anything substantive about it. It is time for the Board to explain to us, the Company's largest shareholder, as well as to the Company's other shareholders, employees and Plan beneficiaries how it is going to remedy these gross breaches of fiduciary duty and possible illegal behavior at the Company.

Sincerely,

Andrew E Shapiro

Exhibit 1. Sparton Chronology of Pension Over-Allocation, Insider Sales and Operational Deterioration



Source: Bloomberg & Sparton SEC Filings. Price adjusted for stock splits.

Event	Date	$/Shr	Note
1	3/31/06	$8.37	Sparton stock estimated 27% of Plan Assets
2	6/30/06	$8.10	Sparton stock 28% of Plan equity investments.
3	9/1/06	$8.51	FY06 net income of $98k including a charge of $1.8mm associated with certain sonobuoy programs.
4	10/25/06	$8.14	FY07 1Q net loss of $2.5mm due to additional sonobuoy losses. Anticipates $7.7mm in bad contracts.
5	11/16 - 12/16/06	$8.52	Board Members and Senior Officers sell 157,855 shares into Company Stock Buyback Plan.
6	2/14/07	$8.05	FY07 2Q net loss of $1.4mm due to sonobuoy losses. <u>Raises bad contract estimate to $26.4mm</u>
7	3/31/07	$8.16	Sparton stock estimated 29% of Plan Assets. Plan now under funded liability.
8	5/10/07	$7.49	FY07 3Q net loss of $2.3mm due to sonobuoy losses and additional Vietnam start-up issues. Anticipates all bad sonobuoy contracts

			completely shipped by end of May 2007.
9	6/30/07	$7.20	Sparton stock 44% of Plan equity investments.
10	9/17/07	$5.12	FY07 net loss of $7.8mm. Reveals additional $17.9mm in bad sonobuoy contracts to be shipped in FY08.
11	10/24/07	$5.16	At Annual Meeting shareholders withhold 30% (approximately 50% of independently held shares) of shares from director nominees. Company reports FY08 1Q net loss of $1.4mm.

Exhibit 2. Insider Selling Facilitated By Company Buyback

B/S	Date	$/Price	Quantity	$ Proceeds	Beneficial Owner	Title
S	11/16/06	$8.39	30,388	$254,955	B Smith	Chairman
S	12/1/06	$8.69	54,699	$475,334	D Hockenbrocht	President/CEO
S	11/16/06	$8.39	30,388	$254,955	D Johnson	COO/EVP
S	11/16/06	$8.39	24,311	$203,969	D Langley	CFO/SVP
S	12/7/07	$8.66	7,576	$65,608	M Woods	SVP
S	11/16/06	$8.39	3,039	$25,497	J Lerczak	Controller/Sec
S	12/1/06	$8.56	1,663	$14,235	S Widener	Asst. Tres/Sec
S	12/1/06	$8.69	1,216	$10,567	J Fabricius-Olsen	VP Aerospace
S	12/11/06	$8.76	1,601	$14,025	J Fast	Director
S	12/11/06	$8.76	942	$8,252	P Slusser	Director
S	12/11/06	$8.76	1,601	$14,025	D Molfenter	Director
S	12/15/06	$8.77	431	$3,780	J Deboer	Director
		Total	157,855	$1,345,203		

Source: SEC, averaged where multiple sales occurred

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